FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated April 27, 2022, announcing that Intelsat Selects Gilat in Multimillion-Dollar Deal to Provide Satellite Cellular Backhaul Solution to a Leading Mobile Telecom in the DRC.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated April 27, 2022	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Intelsat Selects Gilat in Multimillion-Dollar Deal to Provide
Satellite Cellular Backhaul Solution to a Leading Mobile
Telecom in the DRC

Gilat's solution cost-effectively extends mobile coverage in the Democratic
Republic of the Congo, Africa's second-largest nation, starting with nearly a thousand remote sites

Petah Tikva, Israel, April 27, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that the Company has been selected in a multimillion-dollar deal with Intelsat, operator of the world’s largest integrated satellite and terrestrial network, to provide the satellite cellular backhaul solution for a leading mobile telecommunication company in the Democratic Republic of the Congo (DRC).

Intelsat deployed its CellBackhaul service with Gilat's SkyEdge II-c platform and Capricorn VSATs, connecting with a Ku-band satellite to bring mobile communications to nearly 1,000 previously underserved and unserved remote sites. The implementation brings mobile services to deep rural sites in the DRC, geographically the second-largest nation in Africa, with a growing population of more than 90 million people. Working together, Intelsat and Gilat are extending mobile connectivity to areas where terrestrial backhaul networks are impractical, expensive, or otherwise unfeasible to deploy.

“Industry-leading know-how and cost-effective satellite technology from Gilat are key components of the solution, significantly augmenting our ability to bring together the right services, and expertise to provide customers an economical way to expand coverage into remote areas with an unbeatably low total cost of ownership,” said Brian Jakins, GM, and VP of Networks, Intelsat. “Intelsat values its ongoing partnership with Gilat, working together to bridge the gaps that other technologies and solutions can’t address.”

With Gilat hubs and VSATs, Intelsat’s CellBackhaul satellite cellular backhaul solution combines the extended reach and resiliency of Intelsat’s largest-of-its-kind global network with network design, installation, and operation services, making it possible for mobile network operators to deploy services in areas where traditional terrestrial backhaul services are unavailable.

“We are proud to have been selected by Intelsat to participate in this project to enhance and upgrade rural communication services,” said Amir Yafe, VP of Mobility & Global Accounts at Gilat. “Through this important strategic DRC deal with Intelsat, we are bringing un-matched value to our partners, as well as enhancing the lives of people around the world as we assist in closing the digital divide. When viewed alongside implementations in other regions, it’s easy to appreciate the growing strength of Gilat’s technology and leading satellite backhaul solution, ideally suited to the specific needs of all mobile networks, including future deployments for 5G.”

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com